FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of September, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

                                                                           Page

Healthcare Technologies Ltd. press release dated, September 28, 2007          4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)

                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: September 28, 2007


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FOR:                   Healthcare Technologies Ltd.
CONTACT:               Eran Rotem CFO
                       +972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       DL   +972-77-2005042
                       F    +972-77-2005043
                       M    +972-52-4308081

             HEALTHCARE TECHNOLOGIES TO RESCHEDULE THE SHAREHOLDERS
               MEETING TO APPROVE THE NEXGEN BIOFUELS TRANSACTION

Petach Tikva, Israel, September 28, 2007 -- Healthcare Technologies Ltd. (NASDAQ: HCTL), announced today that it will reschedule the extraordinary general meeting of its shareholders for the approval of the Asset Purchase Agreement with NexGen Biofuels, Inc, Mac Bioventures Inc. and Gamida for Life B.V., originally scheduled to be held on September 30, 2007, in order to allow shareholders additional time to fully consider the proposed transaction. The Company noted that it is taking this step in light of low shareholder participation, the considerable amount of materials shareholders are to consider and reports of shareholders not having received the proxy materials from brokers and banks.

The Company will set a new record date for the future meeting, expected to be held in late November 2007 and will mail supplemental proxy materials to its shareholders. Details regarding the rescheduled meeting will be announced at a later date. The Proxy Statement previously circulated to the Company's shareholders which details the transaction may be accessed online on the website of the U.S. Securities and Exchange Commission at http:
//www.sec.gov/Archives/edgar/data/835688/000117891307001798/exhibit_99-1.htm.

Closing of the transactions contemplated by the Agreement is subject to the completion of due diligence by the parties, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of the Israeli District Court and other closing conditions. No assurance can be given that the transactions contemplated by the Agreement will close.

                          About Healthcare Technologies

Healthcare Technologies Ltd. through it subsidiaries and affiliates Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in the development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                           About NexGen Biofuels, Inc.

NexGen is operating in the business of alternative fuels. NexGen plans to build and operate four ethanol and one biodiesel plant with production primarily within the United States. NexGen is currently in the process of acquiring and developing its proposed plants and has not conducted any significant business operations or generated any operating revenues to date. It is NexGen's intention to produce 100 million gallons of annual ethanol production per ethanol site, and 100 million gallons of annual biodiesel production.


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SAFE HARBOR: This press release contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Many factors could cause the actual results, performance or achievements of Healthcare or the above described transaction to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: satisfaction of the closing conditions to the agreement; the agreement becoming subject to termination if the Closing has not taken place on or before October 31, 2007; receipt of shareholder, regulatory and third party approvals, including the approval of the District Court of Tel Aviv; the satisfaction and completion of due diligence by the parties to the agreement; the receipt by Healthcare of a satisfactory valuation of NexGen's assets; a non-binding offer to purchase Healthcare's subsidiaries previously sent to us by Inverness Medical Innovations, Inc., to which, as any negotiations with Inverness would be a breach of the NexGen Agreement, Healthcare has refrained from any discussions with Inverness. Readers are referred to the documents filed by the company with the Securities and Exchange Commission, specifically the Proxy Statement concerning the meeting and most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.